SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           Artesyn Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    043127109
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      043127109              SCHEDULE 13D/A         PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                4,361,065 (see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,361,065 (see Item 5)

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                4,361,065 (see Item 5)

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.0% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      043127109              SCHEDULE 13D/A       PAGE 3 OF 6 PAGES
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The Schedule 13D filed on May 23, 2005 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of Artesyn Technologies, Inc. (the "Issuer"), as amended by the Schedule 13D/A filed on June 21, 2005, is hereby further amended as set forth below by this Amendment No. 2 to the Schedule 13D.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended and restated as follows:

         The 4,361,065 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $34,185,229. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated as follows:

         The Reporting Person originally acquired Shares for investment in the ordinary course of business, as it believed that the Shares, at market prices when acquired, were undervalued and represented an attractive investment opportunity. As previously stated, the Reporting Person believes that the Issuer should actively pursue strategic options to maximize shareholder value, including a sale of the entire company or a sale of one or more business segments with a distribution of the proceeds to the shareholders, or other value-maximizing alternatives. Since May 23, 2005, representatives of the Reporting Person had several discussions with representatives of the Issuer concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

         On July 7, 2005, the Issuer and the Reporting Person entered into a confidentiality, standstill and board representation agreement (the "Agreement") pursuant to which, among other things, the Issuer will (a) appoint a designee of the Reporting Person (the "JANA Designee") to the Issuer's board of directors (the "Board") and (b) discuss with the Reporting Person potential strategic alternatives the Reporting Person believes that the Issuer should evaluate; and the Reporting Person will (a) agree to maintain the confidentiality of any confidential information provided to it and (b) not engage in certain activities including seeking to influence the management or policies of the Issuer or obtain additional representation on the Board except as provided in the Agreement. The Board rights and standstill provisions each have a six month term. The standstill provisions, however, will terminate immediately if (a) the Issuer has not appointed the JANA Designee to the Board within 20 days of execution of the Agreement, (b) the Issuer calls a special meeting for the purpose of amending its Articles of Incorporation or Bylaws, (c) the Board without the concurrence of the JANA Designee authorizes any officer or other representative of the Issuer to negotiate or pursue any material agreement containing a provision providing for any material consequence upon a change of control of the Issuer or a sale of a substantial portion of the Issuer's assets by sale, merger or otherwise, (d) the Board without the concurrence of the JANA Designee authorizes any officer or other representative of the Issuer to begin a process designed to culminate in the issuance of any equity securities or securities convertible into equity securities (other than pursuant to the exercise of options, warrants or other rights to acquire equity securities previously granted, conversion of outstanding convertible securities and grants of options, restricted stock or other equity compensation under existing agreements, plans or arrangements or under agreements with respect to the acquisition of any business or entity which is required to be approved by the Issuer's stockholders) or (e) the Board without the concurrence of the JANA Designee authorizes any officer or other representative of the Issuer to negotiate or pursue any agreement with respect to the acquisition or disposition of any business or entity (although the Issuer and its Board are not prohibited from taking any of the foregoing actions). A copy of the Agreement is attached hereto as Exhibit A and incorporated herein by reference.

        The Reporting Person intends to review its investment in the Issuer on a continuing basis and, subject to the Agreement, may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future, subject to the Agreement, take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

        Except as set forth above and in Exhibit A, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.


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CUSIP NO.      043127109              SCHEDULE 13D/A       PAGE 4 OF 6 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 39,548,901 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2005 as reported in the Issuer's quarterly report on form 10-Q filed on May 5, 2005.

         As of the close of business on July 7, 2005, the Reporting Person may be deemed to beneficially own 4,361,065 Shares, constituting approximately 11.0% of the Shares outstanding.

         (b) The Reporting Person has sole voting and dispositive powers over the 4,361,065 Shares reported herein, which powers are exercised by the Principals.

         (c) The Reporting Person has effected the following transactions in the Shares since its most recent filing on Schedule 13D. Each of such Shares was purchased in the open market.

  Date of             Shares             Price
  Purchase            Purchased          per Share ($)
------------------------------------------------------
  6/21/05             99,910             8.6800
  6/22/05                100             8.8150
  6/22/05             19,315             8.8353
  6/22/05             13,600             8.8400
  6/23/05             16,100             8.9936
  6/23/05             65,044             8.9764
  6/24/05              1,784             8.6413
  6/30/05              1,400             8.4000
  6/30/05             40,000             8.6219
  6/30/05             33,212             8.5882


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended and restated as follows:

1.   Exhibit A - Confidentiality, Standstill and Board Representation Agreement,
                 dated July 7, 2005, by and between the Issuer and the Reporting Person.


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CUSIP NO.      043127109             SCHEDULE 13D/A           PAGE 5 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name: Barry Rosenstein
                                               Title:   Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director


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CUSIP NO.      043127109             SCHEDULE 13D/A           PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1.   Exhibit A - Confidentiality, Standstill and Board Representation Agreement,
                 dated July 7, 2005, by and between the Issuer and the Reporting Person.